2/20/02

AN 2/19/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5 (A)
## PART III


02006021

| SEC FILE NUMBER |
|---|
| 8- 16959 |

FEB 14 2002

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 09/30/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HDA Service Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189 Wilson Lane
(No. and Street)

Little Switzerland, NC 28749-0476
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Aylesworth 828-765-9372
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Wylie, CPA
(Name — *if individual, state last, first, middle name*)

PO Box 545, Spruce Pine, NC 28777
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

## OATH OR AFFIRMATION

I, Deborah Aylesworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HDA Service Corporation, as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Deborah Aylesworth
Signature

President
Title

Notary Public
10-23-03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HDA SERVICE CORPORATION

Financial Statements

September 30, 2001

( with Auditors' Report thereon )

**DAVID E. WYLIE**
Certified Public Accountant
P.O. Box 545
Spruce Pine, North Carolina 28777

# HDA SERVICE CORPORATION

September 30, 2001

Table of Contents


| | Exhibit |
| --- | --- |
| Independent Auditors' Report | |
| General Purpose Financial Statements: | |
| Balance Sheet | "A" |
| Statement of Income | "B" |
| Statement of Cash Flows | "C" |
| Statement of Changes in Stockholders' Equity | "D" |
| Statement of Changes in Liabilities Subordinated to Claims of General Creditors | "E" |
| Notes to Financial Statements | |
| **Supplementary Information** | **Schedule** |
| Computation of Net Capital | 1 |
| Computation for Determination of Reserve | 1 |
| Reconciliation of the Computation of Net Capital | 2 |

DAVID E. WYLIE
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 545
165 LOCUST STREET
SPRUCE PINE, NC 28777
(828) 765-1040
FAX: (828) 765-9655
email: wyliecpa@bellsouth.net

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of HDA Service Corporation:

I have audited the accompanying comparative balance sheets of HDA Service Corporation (a Florida corporation) as of September 30, 2001, 2000, 1999, and the related statements of income, changes in stockholders' equity, cash flows, and supplementary schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HDA Service Corporation as of September 30, 2001, 2000, 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Very truly yours,



David E. Wylie
Certified Public Accountant

Spruce Pine, N.C.

November 6, 2001

# HDA SERVICE CORPORATION

Balance Sheet

ASSETS

| | September 30, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| ASSETS: | | | |
| Cash in bank | $ 20,606 | $ 27,767 | $ 18,992 |
| Security deposit | - | - | - |
| Commissions receivable | - | - | 900 |
| TOTAL ASSETS | $ 20,606 | $ 27,767 | $ 19,892 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| LIABILITIES: | | | |
| Reclaims and taxes payable | - | 1,127 | - |
| Total Liabilities | - | 1,127 | - |
| STOCKHOLDERS' EQUITY | | | |
| Common stock, $0.095 par value, 5000 shares issued and outstanding | 475 | 475 | 475 |
| Additional capital | 28,520 | 28,520 | 28,520 |
| Retained earnings | 3,166 | 9,200 | 1,552 |
| Treasury stock- 2200 shares | (11,555) | (11,555) | (11,555) |
| Total Stockholders' Equity | 20,606 | 26,640 | 18,992 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 20,606 | $ 27,767 | $ 18,992 |

The accompanying notes and schedules are an integral part of the financial statement

Exhibit "B"

# HDA SERVICE CORPORATION

Statement of Income

FOR THE YEARS ENDED SEPTEMBER 30,

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| INCOME: | | | |
| Commissions | $ 2,425 | $ 18,371 | $ 9,182 |
| Interest | - | - | - |
| Miscellaneous fees | 9,037 | 17,684 | 13,026 |
| | 11,462 | 36,055 | 22,208 |
| EXPENSES: | | | |
| Compensation | 4,161 | 9,746 | - |
| Commission expense | - | 5,000 | - |
| Continuing education | 171 | 943 | - |
| Broker license and fees | 1,564 | 1,861 | 2,518 |
| Payroll taxes | 382 | 824 | - |
| Legal and professional fees | 1,145 | 1,075 | 1,050 |
| Rent | 500 | 3,250 | 2,750 |
| Auto expense | 205 | 270 | 193 |
| Telephone | 974 | 1,605 | 1,642 |
| Office expense and insurance | 8,339 | 3,133 | 3,410 |
| Corporate franchise tax | 55 | 63 | 55 |
| Travel expense | - | 127 | 288 |
| Promotion | - | 510 | 456 |
| | 17,496 | 28,407 | 12,362 |
| INCOME (LOSS) BEFORE INCOME TAXES | (6,034) | 7,648 | 9,846 |
| INCOME TAX EXPENSE | - | - | - |
| NET INCOME | $ (6,034) | $ 7,648 | $ 9,846 |
| EARNINGS (LOSS) PER COMMON SHARE | $ (2.16) | $ 2.73 | $ 3.52 |

The accompanying notes and schedules are an integral part of the financial statement

Exhibit "C"

# HDA SERVICE CORPORATION

Statement of Cash Flows

FOR THE YEARS ENDED SEPTEMBER 30,

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Fees and commissions received | $ 11,462 | $ 36,055 | $ 22,208 |
| Interest received | - | - | - |
| Tax refunded | - | - | - |
| Cash paid to suppliers and others | (17,496) | (28,407) | (12,362) |
| Commissions paid | - | - | - |
| | (6,034) | 7,648 | 9,846 |
| Change in operating assets and liabilities: | | | |
| Increase (decrease) in accrued interest | - | - | - |
| NET CASH PROVIDED FOR (USED IN) OPERATING ACTIVITIES | (6,034) | 7,648 | 9,846 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Contribution of additional paid in capital | - | - | 1,000 |
| (Increase) in accounts receivable | - | - | 900 |
| Increase in accounts payable | (1,127) | 1,127 | - |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | (1,127) | 1,127 | 1,900 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (7,161) | 8,775 | 11,746 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 27,767 | 18,992 | 7,246 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 20,606 | $ 27,767 | $ 18,992 |

The accompanying notes and schedules are an integral part of the financial statement

Exhibit " D"

# HDA SERVICE CORPORATION

Statement of Changes in Stockholders' Equity

FOR THE YEARS ENDED SEPTEMBER 30,

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| CAPTIAL STOCK: | | | |
| Beginning balance | $ 475 | $ 475 | $ 475 |
| Less: Shares retired and cancelled | - | - | - |
| Ending balance | $ 475 | $ 475 | $ 475 |
| ADDITIONAL CAPITAL: | | | |
| Beginning balance | $ 28,520 | $ 28,520 | $ 27,520 |
| Net change | - | - | 1,000 |
| Ending balance | $ 28,520 | $ 28,520 | $ 28,520 |
| RETAINED EARNINGS: | | | |
| Beginning balance | $ 9,200 | $ 1,552 | $ (8,294) |
| Current year net income (loss) | (6,034) | 7,648 | 9,846 |
| Ending balance | $ 3,166 | $ 9,200 | $ 1,552 |
| TREASURY STOCK-COST: | | | |
| Beginning balance | $(11,555) | $(11,555) | $(11,555) |
| Cost of shares purchased | - | - | - |
| Ending balance | $(11,555) | $(11,555) | $(11,555) |

The accompanying notes and schedules are an integral part of the financial statement

Exhibit "E"

# HDA SERVICE CORPORATION

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

The Company did not have any liabilities which were subordinated to claims of general creditors at anytime during the fiscal year ended September 30, 2001.

The accompanying notes and schedules are an integral part of the financial statement

# HDA SERVICE CORPORATION

Notes to Financial Statements
September 30,2001

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General Accounting Policies

The Company is a registered broker-dealer of securities whose transactions are limited to the purchase (as a dealer), sale and redemption (as a broker or dealer) of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company.

The Company promptly transmits all funds and delivers all securities received in connection with its activities and does not otherwise hold funds or securities for, or owe money or securities to customers.

### Income Taxes

The Company presents its financial statements on an accrual basis for the period ending September 30th and selected a February year-end for tax purposes. Tax returns are prepared on a cash basis. Because of the different period ending dates, income taxes are presented in the financial statement when accrued for the tax year and presented in the appropriate financial statement period. No accrual of current or deferred income taxes is made based on financial statement results.

## NOTE 2 - EARNINGS (LOSS) PER COMMON SHARE

Earnings per common share outstanding was based on the weighted average method. The average number of shares outstanding was 2,800 for the years ended September 30, 1999, September 30, 2000, and September 30, 2001.

## NOTE 3 - COMPUTATION OF NET CAPITAL

In our opinion the audit of HDA Service Corporation for the year ended September 30, 2001 did not disclose any material inadequacies since the corporation's previous audit. In addition there existed no material differences between the audit report and corporation's Computation of Net Capital.

## NOTE 4 - S.I.P.C. FEES

The Securities Investors Protection Corporation (S.I.P.C.) fees have been paid by the required due date.

# HDA SERVICE CORPORATION

Notes to Financial Statements
September 30,2001

NOTE 5 - CASH FLOW STATEMENT

The Company defines cash and cash equivalents as cash on hand, and demand deposits with banks or other financial institutions. The Company incurred no non-cash transactions during the year ended September 30, 2001, and no cash transactions for income taxes or interest.

Reconciliation of Net Income to Net Cash
Provided by Operating Activities:

| | |
|---|---|
| Net Income (Loss) | $ (6,034) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in: | |
| Accounts receivable | - |
| NET CASH USED BY OPERATING ACTIVITIES | $ (6,034) |

# HDA SERVICE CORPORATION

Supplementary Schedules

FOR THE YEARS ENDED SEPTEMBER 30,

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Computation of Net Capital | | | |
| Total Assets | $ 20,606 | $ 27,767 | $ 18,992 |
| Less: Liabilities | - | - | - |
| Net Capital | 20,606 | 27,767 | 18,992 |
| Plus: Allowable subordinated liabilities | - | - | - |
| Less Allowable liabilities | - | 1,127 | - |
| Adjusted Net Capital | $ 20,606 | $ 26,640 | $ 18,992 |

Computation for Determination of Reserve

The Company is exempt from rule 15c3-3 because it fulfills all the requirements of paragraph (K) (1). (see Note 1).

# HDA SERVICE CORPORATION

Supplementary Schedules

FOR THE YEAR ENDED SEPTEMBER 30,

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Reconciliation of the Computation of Net Capital | | | |
| Net Capital per broker-dealer | $ 20,606 | $ 26,640 | $ 18,992 |
| Plus: Decrease in payables | - | - | - |
| Increase in cash | - | - | - |
| Less: Decrease in receivables | - | - | - |
| Decrease in cash | - | - | - |
| Net Capital Per auditor | $ 20,606 | $ 26,640 | $ 18,992 |

# DAVID E. WYLIE

**CERTIFIED PUBLIC ACCOUNTANT**
P.O. BOX 545
165 LOCUST STREET
SPRUCE PINE, NC 28777
(828) 765-1040
FAX: (828) 765-9655
email: wyliecpa@bellsouth.net

November 6, 2001

To the Board of Directors and
Stockholders of HDA Service Corporation:

In planning and performing my audit of the statements of HDA Service Corporation, for the year ended September 30, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. However, I noted certain matters involving the internal control structure and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control structure that, in my judgment, could adversely affect HDA Service Corporation's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The following is a reportable condition I noted:

Small Staff Size

> In an organization such as HDA Service Corporation, with a limited number of personnel for certain functions, there are inherent limitations on the effectiveness of certain controls due to a lack of segregation of duties among the Corporation's personnel.

This report is intended solely for the use of the governing board and regulatory agency.

* * * * * * * * * * * *

I wish to take this opportunity to express my appreciation for the assistance and cooperation given to me during my examination. Should you have any questions concerning the matters presented herein, I would be pleased to discuss them with you further at your convenience.

Very truly yours,



David E. Wylie
Certified Public Accountant